FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
July 2011
Commission File Number — 1-15182
DR. REDDY’S LABORATORIES LIMITED
(Name of Registrant)
8-2-337, Road No. 3, Banjara Hills
Hyderabad, Andhra Pradesh 500 034, India
+91-40-4900-2900
(Address of Principal Executive Offices)
Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):
Not applicable.

(1)	Press Release, “Dr. Reddy’s announces the launch of Amlodipine Besylate and Benazepril Hydrochloride capsules,” July 7, 2011.

(2)	Press Release, “Dr. Reddy’s announces the USFDA Approval of Fondaparinux Sodium Injection,” July 13, 2011.

(3)	Press Release, “Dr. Reddy’s Q1 FY12 Financial Results,” July 20, 2011.

(4)	Press Release, “Dr. Reddy’s acquires prescription business of JB Chemicals & Pharmaceuticals in Russia & other CIS markets,” July 22, 2011.

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces the launch of Amlodipine Besylate and Benazepril Hydrochloride capsules
Hyderabad, India, July 07, 2011: Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has launched Amlodipine Besylate and Benazepril Hydrochloride capsules (5 mg/40 mg and 10 mg/40 mg), a bioequivalent generic version of LOTREL®* capsules in the US market on July 5, 2011, following the approval by the United States Food & Drug Administration (USFDA) of Dr. Reddy’s ANDA for Amlodipine Besylate and Benazepril Hydrochloride capsules.
The LOTREL® brand had U.S. sales of approximately $ 290 million for the most recent twelve months ending MARCH 2011 according to IMS Health.
Dr. Reddy’s Amlodipine Besylate and Benazepril Hydrochloride capsules 5 mg/40 mg and 10 mg/40 mg strengths are available in 100 count bottles.
*LOTREL® is a registered trademark of Novartis Corporation.
IMS National Sales Perspectives: Retail and Non-Retail MAT MARCH 2011
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.
About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:
Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s announces the USFDA Approval of Fondaparinux Sodium Injection
Hyderabad, India and Brisbane, Australia: July 13, 2011:
Dr. Reddy’s Laboratories (NYSE: RDY) and Alchemia Limited, Brisbane, Australia (ASX: ACL) announced today that Dr. Reddy’s has received final approval of Dr. Reddy’s ANDA for Fondaparinux Sodium Injection, a bioequivalent generic version of Arixtra®*, in the US market on July 11, 2011 by the United States Food & Drug Administration (USFDA). The approval covers 2.5 mg/ 0.5 mL, 5.0 mg/ 0.4 mL, 7.5 mg/ 0.6 mL and 10 mg/ 0.8 mL doses of the drug in prefilled color-coded, single-dose syringes with automatic needle safety device. Dr. Reddy’s will manufacture fondaparinux under license using a patented process developed by Alchemia.
Commenting on the approval, G.V. Prasad, Vice-Chairman and CEO of Dr. Reddy’s said, “The fondaparinux approval demonstrates the strong technical capabilities of the teams at Dr. Reddy’s and Alchemia. Given that this is a complex generic molecule which is difficult to manufacture at scale, competition is likely to be limited for the foreseeable future. Accordingly, from a commercial perspective, Dr. Reddy’s will promptly execute a phased launch that initially plays to our strengths in select wholesale and retail outlets, and subsequently enhance share over time in the coming quarters to augment the growing annuity of upsides in our North America Generics business.”
Pete Smith, CEO of Alchemia said, “This collaboration has succeeded due to the expertise, dedication, and close communication between the teams at both companies. This approval is a major milestone for Alchemia, fondaparinux representing a significant source of potential future income for the Company.
The US patents on Arixtra expired in 2002, the year before the drug was launched in the US. Alchemia’s process for the synthesis of fondaparinux is covered by a patent estate with two issued patents and two pending applications in the US. Arixtra® brand had U.S. sales of approximately $340 million (Y-o-Y growth of 16%) for the 12 months ending May 2011.**
*Arixtra® is a registered trademark of Glaxo Group Limited.
**IMS National Sales Perspectives: Retail and Non-Retail MAT MAY 2011
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetes, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
About Alchemia Limited
Alchemia is a drug discovery and development company founded on its chemistry expertise. The Company’s lead program is fondaparinux (a generic version of GlaxoSmithKline’s Arixtra®,). Alchemia’s pipeline of assets is built on two platform technologies: HyACT® (targeted cancer delivery) and VAST® (drug discovery).. www.alchemia.com.au
CONTACT INFORMATION
Investors and Financial Analysts:
Kedar Upadhye at kedaru@drreddys.com / +91-40-66834297
Raghavender R at raghavenderr@drreddys.com / +91-40-66511529
Milan Kalawadia (North America) at mkalawadia@drreddys.com / +1-908-203-4931
Media:

Rajan S at rajans@drreddys.com / +91-40- 66511725

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s Q1 FY12 Financial Results
Q1 FY12 Revenues at Rs. 19.7 billion ($444 million), YoY growth of 18%
Q1 FY12 Adjusted* EBITDA at Rs.4.3 billion ($97 million), YoY growth of 27%
Q1 FY12 Adjusted** PAT at Rs. 2.5 billion ($56 million), YoY growth of 20%
Hyderabad, India, July 20, 2011: Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) today announced its unaudited consolidated financial results for the quarter ended June 30, 2011 under International Financial Reporting Standards (IFRS).
KEY HIGHLIGHTS
•	Consolidated revenues are at Rs. 19.7 billion ($444 million) in Q1 FY12 versus Rs. 16.8 billion ($377 million) in Q1 FY11, year-on-year growth of 18%.
•	Revenues from Global Generics for Q1 FY12 are at Rs. 14.4 billion ($323 million). Year-on-year growth of 21% mainly driven by North America generics and Russia.

•	Revenues from PSAI are at Rs. 4.8 billion ($108 million) in Q1 FY12, growth of 7% over previous year.

•	Adjusted* EBITDA of Rs. 4.3 billion ($97 million) in Q1 FY12, is at 22% of revenues recording year-on-year growth of 27%.

•	Adjusted**Profit after Tax for Q1 FY12 is at Rs. 2.5 billion ($56 million), is at 13% of revenues with year-on-year growth of 20%.

•	During the quarter, the company launched 39 new generic products, filed 31 new product registrations and filed 9 DMFs globally.

*Note:	Adjustments to Q1 FY12 includes a one-time charge of Rs. 136 million ($3 million) on account of a Voluntary Retirement Scheme (VRS) floated by the company

**Note:	Adjustments to Q1 FY12 includes: a) interest on bonus debentures of Rs. 117 million ($3 million) ; b) a one-time charge of Rs. 136 million ($3 million) on account of VRS ; c) tax normalized to annual tax rate

Note:	All discussions in this release are based on unaudited consolidated IFRS financials.

All figures in millions, except EPS	All dollar figures based on convenience translation rate of 1USD = Rs 44.59
Dr. Reddy’s Laboratories Limited and Subsidiaries
Unaudited Consolidated Income Statement

	Q1 FY12			Q1 FY11
Particulars	($)	(Rs.)%		($)	(Rs.)%		Growth%
Revenue	444	19,783	100	377	16,831	100	18
Cost of revenues	207	9,228	47	178	7,917	47	17

Gross profit	237	10,555	53	200	8,914	53	18

Operating Expenses
Selling, general & administrative expenses	151	6,756	34	123	5,482	33	23
Research and development expenses	27	1,197	6	22	993	6	21
Other operating (income) / expense	(4)	(186)	(1)	(4)	(186)	(1)	0

Results from operating activities	63	2,789	14	59	2,625	16	6

Net finance (income) / expense	1	46	0	4	177	1	(74)
Share of (profit) / loss of equity accounted investees	(0)	(4)	(0)	(0)	(5)	(0)	(20)

Profit / (loss) before income tax	62	2,747	14	55	2,453	15	12

Income tax (benefit) / expense	3	120	1	8	357	2	(67)

Profit / (loss) for the period	59	2,627	13	47	2,096	12	25

Diluted EPS	0.35	15.5		0.28	12.3

Profit Reconciliation:

	Q1 FY12		Q1 FY11
Adjusted EBITDA Reconciliation	($)	(Rs.)	($)	(Rs.)
PBT	62	2,747	55	2,453
Interest	5	221	(0)	(9)
Depreciation	19	828	15	685
Amortization	9	405	6	288

EBITDA	94	4,201	77	3,417

Adjustments:
One-time charge of Voluntary Retirement Scheme	3	136

Adjusted EBITDA	97	4,337	77	3,417

	Q1 FY12		Q1 FY11
Adjusted PAT Reconciliation	($)	(Rs.)	($)	(Rs.)
PAT	59	2,627	47	2,096
Adjustments:
Interest on Bonus Debentures	3	117
One-time charge of Voluntary Retirement Scheme	3	136
Tax normalized to annual tax rate	(8)	(360)

Adjusted PAT	56	2,519	47	2,096

SEGMENTAL ANALYSIS
Global Generics
Revenues from Global Generics segment are at Rs. 14.4 billion ($323 million) in Q1 FY12 registering growth of 21% over previous year.
•
Revenues from North America at Rs. 5.8 billion ($129 million) in Q1 FY12 versus Rs. 3.9 billion ($87 million) in Q1 FY11. Growth in USD terms of 51% led by new product launches in the last twelve months and market share improvement in key products — tacrolimus, lansoprazole, omeprazole Rx, omeprazole Mg OTC and fexofenadine OTC.

•
9 new products launched during the quarter. This includes 4 SKUs from our Bristol penicillin facility. Other new prescription launches includes letrozole, levofloxacin, venlafaxine-XR, donepezil and topotecan injection.

•	Benefit of initial uptake of OTC launch of fexofenadine in Q1 FY12.
•	22 products of our prescription portfolio feature among the Top 3 ranks in market shares. (Source: IMS Sales Volumes May 2011)
•	During the quarter 3 ANDAs were filed. The cumulative ANDA filings as of 30th June, 2011 are 180. A total of 76 ANDAs are pending for approval with the USFDA of which 36 are Para IVs and 11 are FTFs.
•	Revenues in Russia & Other CIS markets at Rs. 3.0 billion ($68 million) in Q1 FY12 versus Rs. 2.6 billion ($57 million) in Q1 FY11, year-on-year growth of 18%.
•	Revenues in Russia at Rs. 2.5 billion ($56 million) in Q1 FY12 versus Rs. 2.1 billion ($46 million) in Q1 FY11, year-on-year growth in USD terms of 23%, largely driven by volume growth in key brands.
•	Significant growth in OTC portfolio representing 30% of sales versus 25% in previous year.
•	Dr. Reddy’s year-on-year secondary prescription sales growth at 17% versus industry’s growth of 7%. (Source: Pharmexpert MAT May 2011). Dr. Reddy’s is ranked 13th in market share.
•	Revenues in Other CIS markets grew by 9% to Rs. 533 million ($12 million) in Q1 FY12 versus Rs. 489 million ($11 million) in Q1 FY11.
•	Revenues in India increased by 6% to Rs. 2.9 billion ($66 million) in Q1 FY12 versus Rs. 2.8 billion ($62 million) in Q1 FY11.
•	12 new products launched during the quarter
•	Strong year-on-year growth of 69% in biosimilars portfolio, now representing 7% of overall sales.
•	Revenues from Europe at Rs. 1.9 billion ($43 million) in Q1 FY12 declined marginally by 1% over previous year.
•	Revenues from Germany decreased by 9% to Rs. 1.2 billion ($27 million) in Q1 FY12.
•	Commencement of AOK tender supplies in June 2011.
•	Revenues from Rest of Europe grew by 15% to Rs. 710 million ($11 million) in Q1 FY12
Pharmaceutical Services and Active Ingredients (PSAI)
Revenues from PSAI are at Rs. 4.8 billion ($108 million) in Q1 FY 12 versus Rs. 4.5 billion ($101 million) in Q1 FY11, year-on-year increase of 7%.
•	Growth in Active Ingredients business led by new product launches partially offset by decline in Pharmaceutical Services business.
•	During the quarter, 9 DMFs were filed globally, with 1 in US, 1 in Europe, 1 in Canada and 6 in rest of the markets. The cumulative DMF filings as of 30th June 2011 are 495.

INCOME STATEMENT HIGHLIGHTS:
•	Gross profit at Rs. 10.6 billion ($237 million) in Q1 FY12, margin of 53% to revenues, at a level same as that of previous year.
•
Selling, General & Administration (SG&A) expenses including amortization at Rs. 6.8 billion ($151 million) increased by 23% over Q1 FY11. This increase is on account of: a) Annual increments in manpower costs across businesses b) Higher OTC related selling & marketing costs in Russia and c) In the US, the general overhead costs of the recently acquired Bristol penicillin facility.

•	Included in the financials is a one-time charge of Rs. 136 million ($3 million) on account of a Voluntary Retirement Scheme (VRS) floated by the company.
•	R&D expenses at Rs. 1.2 billion ($27 million) in Q1 FY12, increase of 21% over Q1 FY11.
•	Net Finance costs are at Rs. 46 million ($1 million) in Q1 FY 12 versus Rs. 177 million ($4 million) in Q1 FY11. The change is on account of :
•	Net forex gain of Rs. 158 million ($4 million) versus net forex loss of Rs. 225 million ($5 million) in Q1 FY11.
•	Net interest expense of Rs. 221 million ($5 million) in Q1 FY12 versus net interest income of Rs. 9 million ($0.2 million) in Q1 FY11.
•	Profit on sale of investments of Rs. 17 million ($0.4 million) in Q1 FY12 versus Rs. 39 million ($0.9 million) in Q1 FY11.
•	Adjusted EBITDA of Rs. 4.3 billion ($97 million) in Q1 FY12, is at 22% of revenues with year-on-year growth of 27%.
•	Adjusted Profit after Tax for Q1 FY 12 is at Rs. 2.5 billion ($56 million), is at 13% of revenues with year-on-year growth of 20%.

•	Adjusted EPS for Q1 FY 12 is at Rs. 14.8 ($0.33) versus Rs. 12.3 ($0.28) in Q1 FY11.

•	Capital expenditure for Q1 FY12 is at Rs. 1.8 billion ($41 million).

Appendix 1: Key Balance Sheet Items	(in millions)

	As on 30th June 11		As on 31st March 11
Particulars	($)	(Rs.)	($)	(Rs.)
Cash and cash equivalents	123	5,468	128	5,729
Trade receivables	384	17,136	395	17,615
Inventories	390	17,401	360	16,059
Property, plant and equipment	685	30,524	665	29,642
Goodwill and Other Intangible assets	335	14,921	342	15,246
Loans and borrowings (current & non-current)	537	23,940	529	23,572
Trade payables	189	8,433	190	8,480
Equity	1,100	49,046	1,031	45,990

Appendix 2: Q1 FY12 Revenue Mix by Segment	(in millions)

	Q1 FY12			Q1 FY11			Growth
	($)	(Rs.)%		($)	(Rs.)%		%
Global Generics	323	14,424	73	267	11,917	71	21
North America	129	5,756	40	87	3,897	33	48
Europe	43	1,917	13	43	1,937	16	(1)
India	66	2,936	20	62	2,778	23	6
Russia & Other CIS	68	3,018	21	57	2,552	21	18
RoW	18	797	6	17	754	6	6
PSAI	109	4,832	24	101	4,499	27	7
North America	19	842	17	19	837	19	1
Europe	38	1,693	35	35	1,555	35	9
India	15	662	14	14	633	14	4
RoW	37	1,635	34	33	1,474	33	11
Proprietary Products and Others	12	528	3	9	415	2	74

Total	444	19,783	100	377	16,831	100	18

Appendix 3: Q1 FY12 Revenue Mix by Geography	(in millions)

	Q1 FY12			Q1 FY11			Growth
	($)	(Rs.)%		($)	(Rs.)%		%
North America	157	6,991	35	113	5,024	30	39
Europe	84	3,744	19	81	3,617	21	4
India	81	3,597	18	77	3,411	20	5
Russia & Other CIS	68	3,018	15	57	2,552	15	18
Others	55	2,433	12	50	2,228	13	9

Total	444	19,783	100	377	16,831	100	18

About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand.
For more information, log on to: www.drreddys.com
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

CONTACT INFORMATION
Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:

Rajan S at rajans@drreddys.com or on +91-40- 49002445

Press Release
Dr. Reddy’s Laboratories Ltd.
8-2-337, Road No. 3
Banjara Hills, Hyderabad — 500 034
Andhra Pradesh, India

Tel: 91-40-4900-2900
Fax: 91-40-4900-2999

www.drreddys.com
Dr. Reddy’s acquires prescription business of JB Chemicals & Pharmaceuticals in Russia & other CIS markets
July 22, 2011, Hyderabad, India

Dr. Reddy’s Laboratories (NYSE: RDY) announced today that it has entered into an agreement with JB Chemicals & Pharmaceuticals to acquire their pharmaceutical prescription portfolio in the Russia and other CIS regions. The agreement involves acquisition of 20 brands, key ones being Metrogyl and Jocet, for a consideration of USD 34.85 million. Dr. Reddy’s has also entered into a supply agreement with JB Chemicals for the continued manufacturing and supply of these products associated with the acquired brands.
Commenting on the acquisition, Satish Reddy, Managing Director and COO, Dr. Reddy’s said, “Russia is one of our leading markets where we enjoy a strong equity with stakeholders. This acquisition will help expand our prescription, hospital and OTC portfolio, complement our existing strong basket of products and add to our growth aspirations in the Russia & other CIS region.”
Notes to the editor:
•
The brands are across key therapeutic areas and will add to our revenues in Russia and CIS markets. Portfolio also includes products in the hospital segment where Dr. Reddy’s has an established presence through a field force and network of distributors in the RCIS Markets. Dr. Reddy’s also gains access to several hospital products in the pipeline, quite a few of which would be first generic to launch.

•
Jocet, an important brand in the Rx portfolio gives Dr. Reddy’s a much awaited entry into the $ 256 million cold and cough market. Two brands- Unispaz and Metrogyl gel & Metrogyl vaginal gel further strengthens Dr. Reddy’s portfolio.

About Dr. Reddy’s Russia operations
•	Dr. Reddy’s is the largest Indian Pharmaceutical company in Russia and also the fastest growing international branded generic company by volume.

•	Dr. Reddy’s entered the Russia market in 1992 and consolidated its position during the turbulent currency crisis of the late 1990s.

•	Omez®, Nise®, Ketorol® & Ciprolet® are our top four brands in the Russian market and are ranked No. 1 in their respective INN/ molecular segments.

•	FY11 revenues from Russia & other CIS markets were at Rs.10.9 bn ($244 mn) representing a growth of 19%.
Disclaimer
This press release includes forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. We have based these forward-looking statements on our current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such factors include, but are not limited to, changes in local and global economic conditions, our ability to successfully implement our strategy, the market acceptance of and demand for our products, our growth and expansion, technological change and our exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.

About Dr. Reddy’s
Dr. Reddy’s Laboratories Ltd. (NYSE: RDY) is an integrated global pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses — Pharmaceutical Services and Active Ingredients, Global Generics and Proprietary Products — Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars, differentiated formulations and NCEs. Therapeutic focus is on gastro-intestinal, cardiovascular, diabetology, oncology, pain management, anti-infective and pediatrics. Major markets include India, USA, Russia and CIS, Germany, UK, Venezuela, S. Africa, Romania, and New Zealand. For more information, log on to: www.drreddys.com
CONTACT INFORMATION
Investors and Financial Analysts:

Kedar Upadhye at kedaru@drreddys.com or on +91-40-66834297
Raghavender R at raghavenderr@drreddys.com or on +91-40-49002135
Milan Kalawadia (North America) at mkalawadia@drreddys.com or on +1-9082034931
Media:

Rajan S at rajans@drreddys.com or on +91-40- 49002445

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED (Registrant)
	By:	/s/ Sandeep Poddar
Date: July 25, 2011		Name:	Sandeep Poddar
		Title:	Company Secretary